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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to a planned merger (the "Merger") between Amgen Inc. ("Amgen") and Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen on December 17, 2001, and is incorporated by reference into this filing.

The following is the text of questions and answers that Amgen has prepared for its Rheumatology Field Sales organization to use in responding to questions regarding the Acquisition:

                               Immunex Acquisition

                                   FAQ for RBU

By now you've heard the exciting news that Amgen has agreed to acquire Seattle-based Immunex. This acquisition will combine two of the world's fastest growing biotechnology leaders and create an impressive portfolio of biotechnology drugs with ENBREL(R), Kineret(TM), EPOGEN(R), NEUPOGEN(R) and Aranesp(TM).

We expect that you will encounter many questions from competitors and customers in the days and months to come. To assist you with responses to some of the most frequently asked questions, we will prepare a series of FAQ documents for your reference.

Following is the first of these important FAQs. If you have any questions in regards to this or any other aspects of the acquisition, please contact Peggy Mueller, Associate Director Human Resources, at 7-3929. She has been asked to be the central point of contact for all questions from Rheumatology Field staff.

Our commitment to our patients with rheumatoid arthritis and the benefits they will receive from Kineret(TM) continues to be our primary focus. Thank you for your continued commitment.

All Integration-Related Questions - e.g. "Will there be any changes to our current territories, compensation or structure?"

[_] We are in the very early stages of the acquisition. Specific details such as structural changes, process changes, or compensation changes have not been determined. An


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     integration team is being formed to manage these kinds of details and to ensure the timely communication of such details to all staff.

[_] "Who will have primary responsibility for the integration process? Do you have an integration plan laid out? Have integration teams been formed?"

     . We are committed to integrating the two companies as smoothly and quickly as possible after the closing. Peggy Phillips, COO at Immunex, will be working with Amgen's Fabrizio Bonanni, Senior VP for Quality and Compliance, to head up the integration team to plan this process. Until the transaction is closed, integration cannot be implemented.

All Media Questions

[_] Any questions from the media are to be referred to either of the following Public Relations staff:

     .    Rebecca Hamm 7-3872
     .    Jeff Richardson 7-3227


All Financial Questions

[_] Any financial questions are to be referred to either of the following Investor Relations staff:

     .    Anna McDermott-Vitak 7-4888
     .    Suzanne Beveridge 7-1265


What do I say to my doctors if I am asked about the acquisition?

[_] Explain that these exciting times for Amgen! As you've been telling them, Amgen is 100% committed to Immunology and Inflammation. What better way can Amgen demonstrate this commitment than combining two of the world's fastest growing biotechnology leaders?

[_]  "What is driving this deal?"

     . This transaction is a strategically compelling combination of two of the world's most successful and fastest growing biotechnology companies. It represents a key step in accelerating Amgen's long-term growth program, should establish leadership in Inflammation, and should enable ENBREL(R) to achieve its full potential.

[_]  "How will patients be affected?"

     . Patients will be better served by the integration of these two companies through greater potential for the development of new drugs. In particular, ENBREL(R)

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          users should benefit from the acquisition as Amgen's protein manufacturing expertise will help increase supply of that drug in the longer term.

Will there be any change to our current sales plans for Kineret(TM)?

[_] No. We continue our commitment to Kineret(TM). It is critical that you stay focused on this important launch.

Should I be the one to initiate a conversation with my customers about the acquisition?

[_]  No.

What should I say to my AHP representative?

[_] Treat them no differently than you have in the past. Our business continues as usual. Do not engage in any discussions about Immunex or ENBREL(R).

How do I respond to my Centecor Representative?

[_] Treat them no differently than you have in the past. Our business continues as usual.

Are we admitting ENBREL(R) is a better product?

[_] ENBREL(R) and Kineret(TM) are directed at two different cytokines. They are fundamentally different therapies. By combining the most successful biotech company with one of the industry's fastest growing players, Amgen will enhance its position as the biotechnology leader with an unparalleled portfolio of blockbuster drugs. This is good news to our customers and our patients.

Will Amgen continue to conduct ENBREL(R) and Kineret(TM) combination studies?

[_] Prior to this acquisition Amgen had begun its two-cytokine trials. We continue to be committed to this area of study.

Additional Information and Where to Find It
-------------------------------------------
In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

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CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The
joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------
This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

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Furthermore, Amgen's research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen's products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed-care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen's products.

In addition, while Amgen routinely obtains patents for Amgen's products and technology, the protection offered by Amgen's patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.